Exhibit 99.1

Golden Star Reports First Quarter 2016 Results

TORONTO, May 4, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") today reports its financial and operational results for the first quarter ended March 31, 2016.

Highlights include:

•	53,217 ounces of gold were produced during the quarter consistent with fourth quarter 2015 production levels
•	Consolidated cash operating costs[1] of $721 per ounce, a decline of 32% from the first quarter of 2015 ("Q1 2015")
•	$706/oz. at Wassa, a decline of 37% from Q1 2015
•	$742/oz. at Prestea, a decline of 28% from Q1 2015
•	All-in sustaining costs[1] were $963 per ounce for the quarter, a decline of 22% from Q1 2015
•	Net Earnings of $2.1 million in Q1 2015 and Adjusted Net Earnings[1] of $4.2 million or $0.02 per share
•	Cash flow generated before changes in working capital[1] of $10.8 million or $0.04 per share in the quarter, a significant improvement over the $1.4 million cash used, or a loss of $0.01 per share, in Q1 2015
•	Consolidated cash balance of $14.6 million, prior to the receipt of the $20 million scheduled advance payment as per the streaming agreement received subsequent to the quarter end on April 1, 2016
•	Wassa Underground development has advanced 1.9 kilometres to date, an average of 8.6 metres per day in the quarter which is more than 20% higher than the development rate in Q4 2015 and is expected to improve further during the year. The project remains on schedule to deliver first gold production in mid-2016
•	Revised study on the Prestea Underground indicates slightly higher expected average annual production of 90,000 ounces, the project is on schedule for first gold production in mid-2017
•	Subsequent to the quarter end, the Company announced a bought deal financing that is expected to result in proceeds of approximately $15 million and is expected to close on or about May 9, 2016
•	On May 4, 2016 the company entered into an agreement to settle $36.5 million of current liabilities to one significant creditor, through a payment of $12 million by June 30, 2016 and a deferral of the remaining $24.5 million to January 2018

"The results of the first quarter continue to demonstrate that the Company is in the final stages of the transition to a non-refractory, lower cost producer and that the Company has effectively executed on the strategy as originally stated back in 2013," stated Sam Coetzer, President and CEO. "With the development of the two new underground projects well advanced and on-track for the delivery of first production as expected, we are now turning our focus to the balance sheet and have already made small improvements with the repurchase of several of our outstanding convertible debentures reducing the overall size of the issue. In addition, we just recently announced a financing, a $15 million equity raise which is expected to close on or about May 9, 2016. These funds will enable us to further reduce the level of other components of our debt. As our new operations ramp-up to full production we will continue to reduce debt levels through internal cash flow. The Company remains on track to emerge as a low cost, simple, lean non-refractory producer with both underground operations in production in the middle of next year."

Summary of Consolidated Operational and Financial Results

		Three Months Ended March 31,
OPERATING SUMMARY		2016	2015
Wassa gold sold	oz	30,887	23,194
Bogoso/Prestea gold sold	oz	21,782	40,051
Total gold sold	oz	52,669	63,245
Total gold produced	oz	53,217	63,245
Average realized gold price	$/oz	1,159	1,210

Cash operating cost per ounce - Wassa[1]	$/oz	706	1,119
Cash operating cost per ounce - Bogoso/Prestea[1]	$/oz	742	1,027
Consolidated cash operating cost per ounce[1]	$/oz	721	1,061
Consolidated all-in sustaining cost per ounce[1]	$/oz	963	1,239

FINANCIAL SUMMARY
Gold revenues	$'000	61,067	76,519
Cost of sales excluding depreciation and amortization	$'000	41,058	72,203
Depreciation and amortization	$'000	5,796	11,585
Mine operating margin/(loss)	$'000	14,213	(7,269)
General and administrative expense	$'000	7,222	3,632
Loss on fair value of financial instruments	$'000	2,207	3,736

Net earnings/(loss) attributable to Golden Star shareholders	$'000	2,051	(13,127)
Adjusted net earnings/(loss) attributable to Golden Star shareholders[1]	$'000	4,157	(8,955)
Earnings/(loss) per share attributable to Golden Star shareholders -
basic and diluted	$/share	0.01	(0.05)
Adjusted earnings/(loss) per share attributable to Golden Star
shareholders - basic and diluted [1]	$/share	0.02	(0.03)
Cash provided by operations	$'000	928	4,838
Cash provided by/(used in) operations before working capital
changes[1]	$'000	10,767	(1,421)
Cash provided by/(used in) operations per share - basic and diluted	$/share	—	0.02
Cash provided by operations before working capital changes per share
- basic and diluted	$/share	0.04	(0.01)

Capital expenditures	$'000	15,914	12,782

All references to currency are US dollars.
[1] See "Non-GAAP Financial Measures".

Financial Performance

Revenue for the quarter was $61.1 million from gold sales of 52,669 ounces at an average realized gold price of $1,159. This represents a decline in revenue of 20% from Q1 2015 mainly attributed to lower production as a result of the suspension of the Bogoso refractory operation late last year and the lower average realized gold price.

Cost of sales excluding depreciation and amortization was $41.1 million in the quarter a significant decline from the $72.2 million cost of sales in Q1 2015 as a result of fewer ounces sold compared to the prior year quarter and lower mine operating expenses.

Depreciation and amortization declined by close to 50% from Q1 2015 to $5.8 million as a result of fewer ounces produced and the increase in the Company's mineral reserves at the Bogoso / Prestea operation. As a result of lower cost of sales and depreciation and amortization, mine operating margin increased significantly from the $7.3 million loss in Q1 2015 to $14.2 million.

General and administrative expenses were $7.2 million for the quarter which includes $4.2 million of non-cash share based compensation accruals reflecting the improvement in the Company's share price in the quarter. The Company also recorded $2.2 million of fair value losses on financial instruments comprised of a $2.4 million non-cash revaluation of losses on collars, forward contracts and warrants and a $0.3 million realized loss on sales of gold calls slightly offset by the non-cash revaluation gain on the Company's 5% Convertible Debentures.

Net earnings in the quarter were $2.1 million and after certain adjustments, adjusted net earnings were $4.2 million or $0.02 per share, a significant improvement from the loss reported in Q1 2015.

Cash flow generated before changes in working capital for the quarter was $10.8 million or $0.04 per share and capital expenditures totaled $15.9 million. The Company continues to expect total capital expenditures of $90 million for the full year including $81 million of development capital and $9 million of sustaining capital.

The consolidated cash balance was $14.6 million at the end of the first quarter 2016 and does not reflect the $20 million received on April 1, 2016, a scheduled advance payment as per the Company's streaming agreement with RGLD GOLD AG ("RGLD").

Operational Performance

During the quarter 53,217 ounces of gold were produced at consolidated cash operating costs of $721 per ounce and all-in sustaining costs of $963 per ounce. Consolidated cash operating costs declined by over 30% from Q1 2015 and all-in sustaining costs declined by 22% reflecting a newly established cost structure related to the Company's transition to non-refractory lower cost production that began in the fourth quarter last year.

Other Corporate Developments

Financing Activities

On April 28, 2016, the Company announced an agreement with BMO Nesbitt Burns Inc. (the "Underwriter") under which the Underwriter has agreed to buy on a bought deal basis 22,750,000 common shares at a price of $0.66 per share for gross proceeds of approximately $15 million (the "Offering"). In addition, the Company has granted the Underwriter an option, exercisable at the offering price for 30 days following the closing, to purchase up to an additional 3,412,500 of the common shares under the Offering.

The net proceeds will be used for debt reduction as well as for working capital and general corporate purposes and is expected to close on or about May 9, 2016. For more information, please see the Company's press release dated April 28, 2016.

Settlement of $36.5 Million of Current Account Payable

On May 4, 2016, the Company entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company has agreed to pay $12 million by June 30, 2016 and defer the remaining $24.5 million until January 2018 after which, the outstanding balance will be repaid in equal installments over 24 months with interest of 7.5% that will accrue and be payable beginning in January 2017.

Settlement of Convertible Debentures

The Company repurchased $3.6 million principal amount of its 5% Convertible Debentures subsequent to the quarter ended March 31, 2016 for $1.8 million that included an interest payment of $0.1 million. As at May 4, 2016, $73.9 million principal amount of the 5% Convertible Debentures remains outstanding and will mature on June 1, 2017.

$20 Million Received from Streaming Agreement with Royal Gold

On April 1, 2016, the Company received a scheduled advance payment of $20.0 million pursuant to the streaming agreement with RGLD.

Forward and Collar Contracts

During the first quarter of 2016, the Company initiated a gold hedging program to limit its exposure to the fluctuations in the gold price during the development phase of the Wassa Underground and Prestea Underground projects. As at May 4, 2016, the Company has the following outstanding contracts: (i) forward contracts for 9,000 ounces (or 1,000 ounces per month from April to December 2016) at a gold price of $1,188 per ounce, and (ii) collars on 36,000 ounces at gold prices of no less than $1,125 per ounce and up to $1,325 per ounce, (or 4,000 ounces per month from April to December 2016) for months ranging from April to December 2016. During the first quarter of 2016, the Company realized a loss of $0.3 million on settled contracts.

Wassa Operations

		Three Months Ended March 31,
		2016	2015
WASSA FINANCIAL RESULTS
Revenue	$'000	$35,949	$28,112

Mine operating expenses	$'000	24,035	24,819
Severance charges	$'000	113	481
Royalties	$'000	1,864	1,406
Operating costs (to)/from metals inventory	$'000	(2,235)	1,144
Inventory net realizable value adjustment	$'000	—	803
Cost of sales excluding depreciation and amortization	$'000	23,777	28,653
Depreciation and amortization	$'000	4,279	3,900
Mine operating margin/(loss)	$'000	$7,893	$(4,441)

Capital expenditures	$'000	8,538	10,426

WASSA OPERATING RESULTS
Ore mined	t	609,519	560,151
Waste mined	t	2,406,220	2,361,781
Ore processed	t	640,940	630,720
Grade processed	g/t	1.64	1.20
Recovery	%	94.1	92.6
Gold produced	oz	31,273	23,194
Gold sold	oz	30,887	23,194

Cash operating cost per ounce[1]	$/oz	706	1,119

[1] See "Non-GAAP Financial Measures".

Gold production was 31,273 ounces for the first quarter of 2016, a 35% increase from the 23,194 ounces sold during the same period in 2015 as ore mined and processed, ore grade and recoveries were higher in Q1 2016. During the second quarter, the Wassa plant will undergo a scheduled two week maintenance shut down that is expected to slightly impact production and cash operating costs in the quarter. This activity is part of the annual plan and anticipated as part of the annual guidance provided.

Cash operating cost per ounce for Q1 2016 totaled $706, a reduction of 37% from $1,119 in the same period of 2015. The lower cash operating cost per ounce was due to a decline in mining cost per tonne as a result of higher equipment utilization achieved.

Total capital expenditures for the first quarter of 2016 were $8.5 million. Of that, sustaining capital expenditures were $0.8 million in the quarter as compared to $2.2 million in the same period in 2015 and development capital expenditures were $7.7 million in Q1 2016 compared to $8.2 million in Q1 2015. Development capital expenditures in the first quarter of 2016 included $6.2 million of expenditures relating to the development of the Wassa Underground Mine and $1.5 million for the improvement of the tailings storage facility.

Bogoso/Prestea Operations

		Three Months Ended March 31,
		2016	2015
BOGOSO/PRESTEA FINANCIAL RESULTS
Revenue	$'000	$25,118	$48,407

Mine operating expenses	$'000	17,412	43,943
Severance charges	$'000	(184)	3
Royalties	$'000	1,296	2,422
Operating costs to metals inventory	$'000	(1,243)	(2,818)
Cost of sales excluding depreciation and
amortization	$'000	17,281	43,550
Depreciation and amortization	$'000	1,517	7,685
Mine operating margin/(loss)	$'000	$6,320	$(2,828)

Capital expenditures	$'000	7,376	2,356

BOGOSO/PRESTEA OPERATING RESULTS
Ore mined refractory	t	—	741,992
Ore mined non-refractory	t	383,177	—
Total ore mined	t	383,177	741,992
Waste mined	t	1,145,325	1,439,321
Refractory ore processed	t	—	571,806
Refractory ore grade	g/t	—	2.59
Gold recovery - refractory ore	%	—	70.6
Non-refractory ore processed	t	362,302	421,566
Non-refractory ore grade	g/t	2.21	0.92
Gold recovery - non-refractory ore	%	84.4	41.9
Gold produced - refractory	oz	—	34,589
Gold produced - non-refractory	oz	21,944	5,462
Gold produced - total	oz	21,944	40,051
Gold sold - refractory	oz	—	34,589
Gold sold - non-refractory	oz	21,782	5,462
Gold sold - total	oz	21,782	40,051

Cash operating cost per ounce [1]	$/oz	742	1,027

[1] See "Non-GAAP Financial Measures".

Non-refractory gold production was 21,944 ounces for Q1 2016, compared to 5,462 ounces for the same period in 2015 due to the commencement of mining and processing of the Prestea oxide ore in Q3 2015. Non-refractory production in Q1 2015 was processed from low grade tailings. Refractory gold production, which was suspended at the end of the third quarter of 2015, was 34,589 ounces of gold during Q1 2015.

Cash operating cost per ounce of $742 for the first quarter of 2016 was the lowest since 2010, compared to $1,027 for the same period in 2015. This 28% decrease in cash operating costs per ounce is due to the change in cost profile at Prestea. Mining and processing costs in the first quarter of 2016 were attributable to the lower cost non-refractory operation whereas 86% of gold sold in the same period in 2015 was attributable to the higher cost, higher power consuming refractory operation.

Total capital expenditures for Q1 2016 were $7.4 million compared to $2.4 million during the same period in 2015. Of this, sustaining capital expenditures in the quarter were $1.2 million compared to $0.4 million in Q1 2015 and development capital expenditures were $6.2 million in the quarter compared to $2.0 million in the same period in 2015. Development capital expenditures in the first quarter of 2016 were all attributable to the Prestea Underground Mine

Development Projects Update

Wassa Underground Development

In March 2015 the results of a Feasibility Study ("FS") on the economic viability of an underground mine operating in conjunction with the existing open pit mine at Wassa were announced and the decision to progress with the construction of the underground mine was affirmed.

Decline development commenced in July 2015. To date, approximately 1.9 kilometers of development has been completed on the main, ventilation and F-Shoot access declines. Development in the first quarter was advanced 796 metres, an average of 8.6 metres per day for the quarter, compared to an average of 7 metres per day during the Q4 2015. The rate of development is expected to increase further in 2016 as efficiencies improve and more development faces become available.

The first development ore is expected from the F-Shoot area in the second quarter of 2016 and initial production expected in mid-2016.

Prestea Underground Development

The FS results for the Prestea Underground Mine were reported in December 2015 and indicated a post-tax internal rate of return of 42% and net present value of $124 million based on a discount rate of 5% and gold price assumption of $1,150 per ounce. Cash operating costs of $462 per ounce and all-in sustaining costs of $603 per ounce were estimated over the mine life of 5.5 years at an average annual production rate of 80,000 ounces.

In January 2016 an internal study was commenced to investigate changing the proposed FS mining method from conventional shrinkage mining to mechanized shrinkage mining. The study was completed in March 2016 and indicated an increase in value with a post-tax internal rate of return of 54% and net present value of $134 million based on a discount rate of 5% and gold price assumption of $1,150 per ounce. Cash operating costs of $468 per ounce and all-in sustaining costs of $615 per ounce were estimated over the mine life of 4.5 years at an average annual production rate of 90,000 ounces.

Based on these improved economic parameters and on expectations for improved safety and efficiency using mechanized shrinkage mining, this method will be used for the extraction of the Prestea West Reef orebody. The change in mining method does not constitute a material change in the economics or capital presented in the FS and the change in mining method has not resulted in any change to the mineral reserves or mineral resources.

Rehabilitation works are ongoing on 24 level to improve the track for high-speed haulage and to install new electrical and water supply services. Mechanical and electrical rehabilitation work is planned to be completed in the fourth quarter of 2016 and development blasting is expected to commence in the fourth quarter of 2016. Pre-development of the resource is expected to take place from the fourth quarter of 2016 to mid-2017. Stoping is expected to start in the mid-2017, with expectation to ramp up to full production by the end of 2017.

Outlook

The Company continues to expect full year production of 180,000 - 205,000 ounces including 20,000 – 25,000 ounces of pre-commercial production from the Wassa Underground and cash operating costs of between $815 and $915 per ounce. As part of this guidance, the Company is expecting a slight decline in second quarter production compared to the first quarter due to a scheduled maintenance shutdown of two weeks at the Wassa mill in addition to the seasonality traditionally impacting Q2 and Q3. The Company also continues to expect sustaining capital expenditures of $9 million and development capital expenditures of $81 million for total capital spending of $90 million for the year.

First Quarter 2016 Conference Call Information

The Company will conduct a conference call and webcast May 5, 2016 to discuss these results at 8:30 a.m. EDT.

Toll Free (North America):	1-888-390-0605
Toronto Local and International:	416-764-8609
Webcast:	http://www.gsr.com/

Conference Call REPLAY:

Toll Free (North America):	1-888-390-0541
Toronto Local and International:	416-764-8677
Replay Passcode:	173120#

The conference call replay will be available from 12:00 p.m. EDT on May 5, 2016 until 11:59 p.m. EDT on May 12, 2016.

Annual & Special Meeting of Shareholders

The annual & special meeting of shareholders will take place on Thursday May 5, 2016 at 11:30 a.m. EDT at the offices of Fasken Martineau DuMoulin LLP, Huron / Escarpment Boardrooms, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground is expected to commence production in mid-2016 with the Prestea Underground commencing production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000 – 205,000 ounces of gold with costs of $815 - $925 per ounce.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE EARNINGS/(LOSS)
(Stated in thousands of U.S. dollars except shares and per share data) (Unaudited)

	Three Months Ended March 31,
	2016	2015

Revenue	$61,067	$76,519
Cost of sales excluding depreciation and amortization	41,058	72,203
Depreciation and amortization	5,796	11,585
Mine operating margin/(loss)	14,213	(7,269)

Other expenses/(income)
Exploration expense	442	312
General and administrative	7,222	3,632
Finance expense, net	2,106	2,670
Other income	(78)	(2,506)
Loss on fair value of financial instruments, net	2,207	3,736
Net earnings/(loss) and comprehensive earning/(loss)	$2,314	$(15,113)
Net earnings/(loss) attributable to non-controlling interest	263	(1,986)
Net earnings/(loss) attributable to Golden Star shareholders	$2,051	$(13,127)

Net earnings/(loss) per share attributable to Golden Star shareholders
Basic and diluted	$0.01	$(0.05)
Weighted average shares outstanding-basic (millions)	259.9	259.5
Weighted average shares outstanding-diluted (millions)	264.9	259.5

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

	As of March 31, 2016	As of December 31, 2015

Assets
Current assets
Cash and cash equivalents	$14,561	$35,108
Accounts receivable	4,466	5,114
Inventories	39,867	36,694
Prepaids and other	6,835	5,754
Total current assets	65,729	82,670
Restricted cash	6,463	6,463
Mining interests	160,441	149,849
Total assets	$232,633	$238,982

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$102,509	$110,811
Derivative liabilities	2,792	407
Current portion of rehabilitation provisions	3,868	3,660
Current portion of long term debt	23,824	22,035
Current portion of deferred revenue	12,993	11,507
Total current liabilities	145,986	148,420
Long term debt	90,894	91,899
Deferred revenue	49,611	53,872
Rehabilitation provisions	74,627	76,025
Total liabilities	361,118	370,216

Shareholders' equity
Share capital
First preferred shares, without par value, unlimited
shares authorized. No shares issued and
outstanding	—	—
Common shares, without par value, unlimited shares
authorized	695,555	695,555
Contributed surplus	33,047	32,612
Deficit	(791,253)	(793,304)
Total Golden Star Deficit	(62,651)	(65,137)
Non-controlling interest	(65,834)	(66,097)
Total Deficit	(128,485)	(131,234)
Total Liabilities and Shareholders' Equity	$232,633	$238,982

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31,
	2016	2015

OPERATING ACTIVITIES:
Net earnings/(loss)	$2,314	$(15,113)
Reconciliation of net earnings/(loss) to net cash provided by operating activities:
Depreciation and amortization	5,801	11,594
Net realizable value adjustment on inventory	—	803
Share-based compensation	4,344	529
Loss on fair value of warrants	1,131	—
Gain on deferral of other long term liabilities	—	(2,432)
Recognition of deferred revenue	(2,775)	—
Unrealized loss on non-hedge derivative contracts	1,254	—
Reclamation expenditures	(1,532)	(1,066)
Other	230	4,264
Changes in working capital	(9,839)	6,259
Net cash provided by operating activities	928	4,838
INVESTING ACTIVITIES:
Additions to mining properties	(264)	(19)
Additions to construction in progress	(15,650)	(12,763)
Change in accounts payable and deposits on mine equipment and material	(6,290)	(2,878)
Net cash used in investing activities	(22,204)	(15,660)
FINANCING ACTIVITIES:
Principal payments on debt	(2,271)	(4,348)
Proceeds from debt agreements	3,000	—
Net cash provided by/(used in) financing activities	729	(4,348)
Decrease in cash and cash equivalents	(20,547)	(15,170)
Cash and cash equivalents, beginning of period	35,108	39,352
Cash and cash equivalents, end of period	$14,561	$24,182

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce", "all-in sustaining costs per ounce", "cash provided by operations before changes in working capital", "cash flow generated before changes in working capital" and "adjusted net earnings/ (loss) attributable to shareholders". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period.  We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to third quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.

"Cash provided by operations before working capital changes" and "cash flow generated before changes in working capital" are calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.

In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the Company's outstanding convertible debentures and non-cash impairment charges, the Company calculates "adjusted net earnings/ (loss) attributable to shareholders" to supplement the condensed consolidated financial statements.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2015 and in the Company's Management Discussion and Analysis for the three months ended March 31, 2016, both of which are  available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: production and cash operating costs for 2016; the timing for transforming, and the Company's ability to transform, into a lower cost producer; sustaining, development and total capital expenditures for 2016; the results of the Prestea Underground mine feasibility study, including the post-tax internal rate of return, net present value (including assumed discount rates and gold price) and cash operating costs per ounce and all-in sustaining costs per ounce; the change to mechanized shrinkage mining at Prestea Underground mine and the impact on and duration of production, post-tax internal rate of return, net present value and cash operating costs per ounce and all-in sustaining costs per ounce; future work to be completed at Prestea Underground Mine; the safety and efficiency of mechanized shrinkage mining at Prestea Underground mine; the timing for mechanical and electrical rehabilitation work, as well as pre-development and development work and stoping, at Prestea Underground mine; the timing of and amount of production from each of Wassa Underground mine and Prestea Underground Mine; future work to be completed at Wassa Underground Mine, including the rate of decline advances during the remainder of 2016; scheduled maintenance at Wassa during the second quarter of 2016 and the impact on production and cash operating costs during the second quarter of 2016; capital expenditures for the development of Wassa Underground and Prestea Underground mines; the Company's ability to reduce the level of its debt, including through internal cash flow as the Company's new underground operations ramp-up to full production; and the ability of the Company to repay the 5% Convertible Debentures when due or to restructure them or make alternate arrangements.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to National Instrument 43-101 ("NI 43-101"). Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015; and (iii) Bogoso - "NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013.

Cautionary note to U.S. investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: Lisa Doddridge, Vice President, Investor Relations & Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:42e 04-MAY-16